EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Year ended December 31,
(in millions)	2013	2012	2011	2010	2009

Earnings including interest on deposits (1):
Income before income tax expense	$32,629	28,471	23,656	19,001	17,998
Less: Net income from noncontrolling interests	346	471	342	301	392
Income before income tax expense and after noncontrolling interests	32,283	28,000	23,314	18,700	17,606
Fixed charges	4,673	5,511	7,013	8,463	10,455
	$36,956	33,511	30,327	27,163	28,061

Preferred dividend requirement	1,017	898	844	730	4,285
Tax factor (based on effective tax rate)	1.48	1.48	1.47	1.51	1.43

Preferred dividends (2)	$1,501	1,331	1,240	1,104	6,128
Fixed charges (1):
Interest expense	4,289	5,161	6,649	8,039	9,950
Estimated interest component of net rental expense	384	350	364	424	505
	4,673	5,511	7,013	8,463	10,455
Fixed charges and preferred dividends	$6,174	6,842	8,253	9,567	16,583

Ratio of earnings to fixed charges and preferred dividends (3)	5.99	4.90	3.67	2.84	1.69

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$32,283	28,000	23,314	18,700	17,606
Fixed charges	3,336	3,784	4,738	5,631	6,681
	$35,619	31,784	28,052	24,331	24,287

Preferred dividends (2)	1,501	1,331	1,240	1,104	6,128
Fixed charges:
Interest expense	$4,289	5,161	6,649	8,039	9,950
Less: Interest on deposits	1,337	1,727	2,275	2,832	3,774
Estimated interest component of net rental expense	384	350	364	424	505
	3,336	3,784	4,738	5,631	6,681
Fixed charges and preferred dividends	$4,837	5,115	5,978	6,735	12,809

Ratio of earnings to fixed charges and preferred dividends (3)	7.36	6.21	4.69	3.61	1.90

(1) As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.
(3)

These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

263